Exhibit 17.2 Resignation Letter of Eddy Huang

LETTER OF RESIGNATION

                                                                 Date: January 1, 2012

The Board of Directors
China XD Plastics Company Limited (the "Company")
No. 9 Dalian North Road, Haping Road Centralized Industrial Park,
Harbin Development Zone, Heilongjiang Province, PRC 150060

To: The Board of Directors

I hereby tender my unconditional and irrevocable resignation as a director of the Company and a member of the Compensation Committee of the Board of Directors of the Company with effect from the date of this letter.  I confirm that I have not had any disagreements with the Company concerning its operations, policies or practices that have caused, in whole or in part, this resignation.

Signed: /s/ Eddy Huang
              Eddy Huang